Mail Stop 3561

February 28, 2007

Jianquan Li
Chief Executive Officer
Winner Medical Group Inc.
Winner Industrial Park, Bulong Road
Longhua, Shenzen City, 518109
People's Republic of China

> **Re:** **Winner Medical Group Inc.**
> **Amendment No. 7 to Registration Statement on Form SB-2**
> **Filed January 25, 2007**
> **File No. 333-130473**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please ensure that you have provided the disclosures required by Items 402 and 404 of Regulation S-K. In responding to the foregoing, please note the compliance date associated with Release No. 33-8732 and the Staff's Question and Answer Guidance, available at http://www.sec.gov/divisions/corpfin/faqs/execcompqa.pdf

Prospectus Summary, page 1

The Company, page 1

Our Business, page 2

2.   We note the additional disclosure that, "We are certified ISO9001, ISO2000, ISO13485 and CE by TUV PS in Germany for quality control system." Please do not include technical terms or jargon in the forepart of your prospectus, including your summary. Please remove unnecessary technical terms or jargon from the body of the prospectus. Where technical terms or jargon have to be used later in the filing, please explain them in ordinary, everyday language when first used.

Risk Factors, page 5

3.   Please explain the basis for deleting what was the third risk factor on page 9, "Public health problems…."

Special Note Regarding Forward-Looking Statements, page 11

4.   We note your statement that "[w]e undertake no obligation to… update or revise" the forward-looking statements. If new information or certain events arise that would make your current forward-looking statements materially misleading, you would need to update your disclosure as required by federal securities law. Please revise your disclosure accordingly.

Selected Consolidated Financial Data, page 13

5.   Based on your disclosure on page F-4, we note that dividends of $1.87 million were declared during the year ended September 30, 2005. Please revise your disclosure to include the cash dividends declared per common share, as required by Instruction 2 to Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Our Company History, page 14

6.   Please explain the basis for removing the paragraph that begins with "In July 2005, Winner Group ...." This disclosure would appear to be important information to an investor in understanding the history of the company. Please advise.

Our Business Operations, page 14

7.   Please define "OEM" on page 15 or where it is first used in the document.

Results of Operations, page 17

Comparison for the Year Ended September 30, 2006 and 2005, page 17

8.   Please revise your disclosure on page 17 to describe the nature of the transactions which resulted in "other revenue." Please tell us whether these transactions are the same as those reflected in the income statement caption "other operating income, net." If so, please reconcile the apparent discrepancy between the reported descriptions and dollar amounts.

9.   Please revise to provide the selected quarterly financial data required by Item 302 of Regulation S-K. We note that your common stock appears to be registered under Section 12(g) of the Exchange Act.

Cost of Goods Sold, page 17

10.   Please explain whether the revised disclosure that "the increase in the markup of the cost of labor and energy" means an increase in the cost of those items, or something different.

Administrative Costs, page 18

11.   Please define "SAP ERP."

Transportation Costs, page 19

12.   Please explain the reason for the decrease in domestic transportation costs.

Accounts Receivable Collection Period, page 20

13.   Please define the terms "T/T" and "D/A."

Liquidity and Capital Resources, page 23

Financing Activities, page 24

14.   Please add the names of the banks to the table on page 25. Please explain whether the statement "We believe we currently maintain a good business relationship with many banks" refers to the banks in this table.

Contractual Obligations, page 25

15.   We note that your disclosure does not appear to include all of the information required by Item 303(a)(5) of Regulation S-K. Specifically, we note that your financial statements include disclosures regarding debt obligations and purchase commitments. Please note that the disclosures required under Item 303 of Regulation S-K regarding purchase commitments may be more extensive than the disclosures required in the financial statements. Please revise your disclosures accordingly.

General

16.   Please include the disclosure required by Item 305 of Regulation S-K or advise us why such revision is not necessary.

Business, page 27

17.   We note your additional disclosure on page 31 that, "Our new self-adhesive bandages and elastic bandages are technology-driven products that provide us with a significant competitive advantage due to its unique weaving pattern and glue technology." It appears that the disclosure promotes the company or its services without providing any factual support or basis for the statement. Please revise accordingly. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for the opinions. All claims of a speculative nature not fully supported in the document should be deleted.

Raw materials, page 35

18.   Please explain why you deleted the major suppliers table and consider restoring it.

Our Major Customers, page 36

19.   Please explain why you deleted the top 10 clients table and consider restoring it.

Management, page 41

20.   Please ensure that the company has included the disclosure required by Item 407 of Regulation S-K.

Consolidated Statements of Income and Comprehensive Income, page F-3

21.   Please quantify and explain to us the difference, if any, between "share of undistributed earnings in an equity investee" and "equity in earnings of 50 percent or less owned persons" and tell us why you have disclosed the former, instead of the latter, in your statement of operations. Refer to paragraph 19c of APB 18 and Rule 5-03(b)(13) of Regulation S-X.

Note 1 – Organization and Basis of Preparation of Financial Statements, page F-6

22.   Please revise your disclosure in the final sentence of the third to last paragraph on page F-6 to clarify your accounting treatment for the shares sold to employees under the "buy 1 get 1 free" program. Disclose the amount of compensation expense recorded relating to this program and tell us how the amount was calculated.

Note 2 – Summary of Significant Accounting Policies (Revenue recognition), page F-7

23.   Please revise your disclosure to clarify how each of the four primary criteria outlined in Staff Accounting Bulletin No. 104 are met. We note that the disclosures are boiler plate in nature and provide no insight into obtaining evidence of an arrangement, how you determine that sales prices are fixed or determinable, and how you evaluate whether collectibility is reasonably assured.

General

24.   Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12 of Regulation S-X.

1934 Act Periodic Reports

25.   In the Form 10-KSB for the year ended September 30, 2006 and the Form 10-QSB for the period ended December 31, 2006, we note your statement that "management recognizes that any controls and procedures, no matter how well

designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures." Given this qualification, the disclosure should be revised to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, the reference to the level of assurance of your disclosure controls and procedures should be removed. Please confirm that this disclosure will be appropriately revised in future filings.

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Carlton Tartar at (202) 551-3387 or Tia Jenkins at (202) 551-3871 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Louis A. Bevilacqua, Esq.
       Fax (202) 508-4321